CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,471,000	$286.88

Pricing supplement no. 1319 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 166-A-I dated June 9, 2009	Registration Statement No. 333-155535 Dated May 24, 2011 Rule 424(b)(2)

Structured Investments	$2,471,000 Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars, due May 30, 2012

General

  The notes are designed for investors who seek unleveraged exposure to any appreciation of the EURO STOXX 50® Index, converted into U.S. dollars, without upside return enhancement. Investors should be willing to forgo interest and dividend payments and, if the Adjusted Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 27.00% on any day during the Monitoring Period, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 30, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes priced on May 24, 2011 and are expected to settle on or about May 27, 2011.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 166-A-I, supersede the terms set forth in product supplement no. 166-A-I. For example, the benefit provided by the Knock-Out Buffer Amount will terminate if, on any day during the Monitoring Period, the Adjusted Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount. Under these circumstances, you will at maturity be fully exposed to any depreciation in the Index. You will be subject to this potential loss even though the Knock-Out Buffer Amount and the associated Monitoring Period are not described in the accompanying product supplement no. 166-A-I. Please also refer to “Supplemental Information” in this pricing supplement for additional information.

Key Terms

Index:	The EURO STOXX 50® Index (the “Index”), converted into U.S. dollars
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Adjusted Closing Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	27.00%
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Ending Index Level is equal to the Initial Index Level, or if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the closing level of the Index has increased during the term of the notes.

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Adjusted Closing Level of the Index on the pricing date, which is 3950.91121
Ending Index Level:	The Adjusted Closing Level of the Index on the Observation Date
Adjusted Closing Level:	On any trading day, the closing level of the Index on such trading day multiplied by the Exchange Rate of the Index on such trading day
Exchange Rate:

The “Exchange Rate” of the Index on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of the Underlying Currency of the Index, as determined by the calculation agent, expressed as the amount of U.S. dollars per one unit of the Underlying Currency of the Index, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05” at approximately 4:00 p.m., Greenwich Mean Time.

Underlying Currency:	With respect to the Index, the European Union euro
Currency Business Day:

With respect to the Index, a “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and London, England and (b) banking institutions in The City of New York and London, England are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the calculation agent.

Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Observation Date†:	May 24, 2012
Maturity Date†:	May 30, 2012
CUSIP:	48125XST4
†

Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 166-A-I

Investing in the Knock-Out Buffered Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 166-A-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$2,471,000	$24,710	$2,446,290

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 166-A-I.

(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-64 of the accompanying product supplement no. 166-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 24, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 24, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 166-A-I dated June 9, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The information set forth below supplements the information contained in the accompanying product supplement no. 166-A-I.

  CALCULATION AGENT — In addition to the determinations that will be made by the calculation agent described under “General Terms of Notes — Calculation Agent” in the accompanying product supplement no. 166-A-I, the calculation agent will also determine the Adjusted Closing Level on each day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.
  MARKET DISRUPTION EVENTS AND CURRENCY DISRUPTION EVENTS — The market disruption events described under “General Terms of Notes — Market Disruption Events” may, among other things, prevent the calculation agent from determining the closing level of the Index on any day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred, and the currency disruption events described under “General Terms of Notes — Currency Disruption Events” may, among other things, prevent the calculation agent from determining the Exchange Rate on any day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.

Supplemental Information About the Index

The Index is calculated, maintained and published by STOXX Limited. STOXX Limited was formerly a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Following a change in the shareholders of STOXX Limited, the joint venture now comprises Deutsche Börse AG and SIX Group AG. In addition, on March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the Dow Jones EURO STOXX 50® Index.

Accordingly, all references in the accompanying product supplement no. 166-A-I to the “Dow Jones EURO STOXX 50® Index” will be deemed to refer to the “EURO STOXX 50® Index.” We have entered into a non-exclusive license with STOXX Limited (including its affiliates) for the right to use the EURO STOXX 50® Index in connection with the offering of securities, including the notes.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 3920 (based on a hypothetical closing level of the Index on the pricing date of 2800 and a hypothetical Exchange Rate on the pricing date of 1.40) and reflect the Knock-Out Buffer Amount of 27.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Ending Index Level	Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

7056.000	80.00%	80.00%	80.00%
6468.000	65.00%	65.00%	65.00%
5880.000	50.00%	50.00%	50.00%
5488.000	40.00%	40.00%	40.00%
5096.000	30.00%	30.00%	30.00%
4704.000	20.00%	20.00%	20.00%
4508.000	15.00%	15.00%	15.00%
4429.600	13.00%	13.00%	13.00%
4312.000	10.00%	10.00%	10.00%
4116.000	5.00%	5.00%	5.00%
4018.000	2.50%	2.50%	2.50%
3959.200	1.00%	1.00%	1.00%
3920.000	0.00%	0.00%	0.00%
3724.000	-5.00%	0.00%	-5.00%
3528.000	-10.00%	0.00%	-10.00%
3136.000	-20.00%	0.00%	-20.00%
2861.600	-27.00%	0.00%	-27.00%
2861.208	-27.01%	N/A	-27.01%
2744.000	-30.00%	N/A	-30.00%
2352.000	-40.00%	N/A	-40.00%
1960.000	-50.00%	N/A	-50.00%
1568.000	-60.00%	N/A	-60.00%
1176.000	-70.00%	N/A	-70.00%
784.000	-80.00%	N/A	-80.00%
392.000	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1) The Adjusted Closing Level is greater than or equal to 2861.60 (73% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2) The Adjusted Closing Level is less than 2861.60 (73% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index, converted into U.S. dollars, increases from the Initial Index Level of 3920 to an Ending Index Level of 4312. Because the Ending Index Level of 4312 is greater than the Initial Index Level of 3920 and the Index Return is 10%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 2: A Knock-Out Event has not occurred, and the level of the Index, converted into U.S. dollars, decreases from the Initial Index Level of 3920 to an Ending Index Level of 3528. Although the Index Return is negative, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the level of the Index, converted into U.S. dollars, decreases from the Initial Index Level of 3920 to an Ending Index Level of 3528. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 4: A Knock-Out Event has occurred, and the level of the Index, converted into U.S. dollars, decreases from the Initial Index Level of 3920 to an Ending Index Level of 1960. Because the Index Return is -50%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-2

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical closing level of the Index on the pricing date is 2800, the hypothetical Exchange Rate for the Index on the pricing date is 1.40 and, therefore, the hypothetical Initial Index Level is 3920. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Index increases from 2800 on the pricing date to 3080 on the Observation Date, and the Exchange Rate of the Index on the Observation Date remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

3080 × 1.40 = 4312

Because the Ending Index Level of 4312 is greater than the Initial Index Level of 3920, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Index remains flat at 2800 from the pricing date to the Observation Date, and the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

2800 × 1.68 = 4704

Because the Ending Index Level of 4704 is greater than the Initial Index Level of 3920, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Index increases from 2800 on the pricing date to 3080 on the Observation Date, and the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

3080 × 1.68 = 5174.40

Because the Ending Index Level of 5174.40 is greater than the Initial Index Level of 3920, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Index increases from 2800 on the pricing date to 3080 on the Observation Date, but the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level of the Index is equal to:

3080 × 1.12 = 3449.60

Even though the closing level of the Index has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 3449.60 is less than the Initial Index Level of 3920, and the Index Return is negative and is equal to -12%.

Example 5: The closing level of the Index decreases from 2800 on the pricing date to 2520 on the Observation Date, but the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the final Observation Date.

The Ending Index Level is equal to:

2520 × 1.68 = 4233.60

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 4233.60 is greater than the Initial Index Level of 3920, and the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Index decreases from 2800 on the pricing date to 2520 on the Observation Date, and the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

2520 × 1.12 = 2822.40

Because the Ending Index Level of 2822.40 is less than the Initial Index Level of 3920, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Index remains flat at 2800 from the pricing date to the Observation Date, and the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

2800 × 1.12 = 3136

Because the Ending Index Level of 3136 is less than the Initial Index Level of 3920, the Index Return is negative and is equal to -20%.

Example 8: The closing level of the Index decreases from 2800 on the pricing date to 2520 on the Observation Date, and the Exchange Rate of the Index remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

2520 × 1.40 = 3528

Because the Ending Index Level of 3528 is less than the Initial Index Level of 3920, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-3

Selected Purchase Considerations

  UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to any positive Index Return without upside return enhancement. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the Index and the Exchange Rate. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Adjusted Closing Level does not decline below the Initial Index Level by more than 27.00% on any day during the Monitoring Period (i.e., if a Knock-Out Event has not occurred). If the Adjusted Closing Level declines below the Initial Index Level by more than 27.00% on at least one day during the Monitoring Period (i.e., if a Knock-Out Event has occurred), the benefit provided by the Knock-Out Buffer Amount will terminate, and for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.
  DIVERSIFICATION OF THE EURO STOXX 50® INDEX — The return on the notes is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 166-A-I and “Supplemental Information About the Index” in this pricing supplement.
  POTENTIAL EXCHANGE RATE GAINS — Appreciation of the Underlying Currency against the U.S. dollar may increase the Ending Index Level for the Index, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, which may be offset by a decrease in the closing level of the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 166-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the Underlying Currency, or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Adjusted Closing Level declines below the Initial Index Level by more than the Knock-Out Buffer Amount of 27.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 27.00% will terminate. Under these circumstances, you will at maturity be fully exposed to any depreciation in the Index and the Exchange Rate, and you will lose some or all of your initial investment at maturity if the Ending Index Level is less than in Initial Index Level.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Adjusted Closing Level on any day during the Monitoring Period declines below the Initial Index Level by more than the Knock-Out Buffer Amount of 27.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Adjusted Closing Level subsequently recovers such that it is not less than the Initial Index Level by more than the Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-4

  A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCY RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the performance of the Index and the Exchange Rate. The Adjusted Closing Level is the closing level of the Index, converted into U.S. dollars based on the Exchange Rate, and the Ending Index Level is the Adjusted Closing Level of the Index on the Observation Date. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX OR THE EXCHANGE RATE IS VOLATILE — The likelihood of a Knock-Out Event occurring will depend in large part on the volatility of the Index and the Exchange Rate — the frequency and magnitude of changes in the level of the Index and the Exchange Rate.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the EURO STOXX 50® Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your investment in the notes if the Ending Index Level is lower than the Initial Index Level.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  ALTHOUGH THE UNDERLYING CURRENCY TRADES AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency is traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s countries, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in the European Union and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-5

  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index and the Exchange Rate;
    the time to maturity of the notes;
    whether a Knock-Out event has occurred or is expected to occur;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    correlation (or lack thereof) between the Index and the Exchange Rate;
    suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  You may have to sell your notes at a substantial discount if a Knock-Out Event has occurred.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-6

Historical Information

The following graphs show the historical weekly performance of the Index from January 6, 2006 through May 20, 2011. The closing level of the EURO STOXX 50® Index on May 24, 2011 was 2801.27.

The graph below shows the historical weekly performance of the European Union euro expressed in terms of the conventional market quotation (which is the amount of U.S. dollars that can be exchanged for one European Union euro), as shown on Bloomberg Financial Markets from January 6, 2006 through May 20, 2011. The Exchange Rate of the European Union euro on May 24, 2011, as shown on Bloomberg Financial Markets, was 1.4048.

The final graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 6, 2006 through May 20, 2011, assuming the closing spot rates (New York City time) of the European Union euro on the relevant dates were the Exchange Rates on such dates. The closing spot rates and the historical weekly Index performance data in such graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance using the spot rates of the Underlying Currency that would be derived from the applicable Reuters page. The Adjusted Closing Level of the EURO STOXX 50® Index on May 24, 2011 was 3950.91121.

The Exchange Rate of the European Union euro on May 24, 2011, was 1.41040, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this pricing supplement.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-7

We obtained the Index closing levels and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on any day during the Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars	PS-8